NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

Thursday, December 21, 2006

Contact:

Investor Relations

(No.2006-12-34)

Phone (604) 684-2181

info@northerncanadian.ca

Northern Canadian Announces Private Placement of 1.5 Million Units

Vancouver, British Columbia – December 21, 2006 – Northern Canadian Minerals Inc. (TSX Venture Exchange: NCA; Frankfurt Stock Exchange: N4I; OTC BB: NCADF) (“Northern Canadian” or the “Company”) is pleased to announce a non-brokered private placement of up to 1,500,000 flow-through units at a price of $0.45 per unit for gross proceeds of up to $675,000.  Each unit will consist of one common share and one-half share purchase warrant of the Company.  Each whole share purchase warrant will entitle the holder, on exercise, to purchase one additional common share of the Company at a price of $0.75 per share at any time until the close of business on the day which is one year from the date of issue of the warrant.

A finder’s fee of 7% will be paid on a portion of the private placement.

Northern Canadian Minerals Inc. (NCA)

Northern Canadian Minerals is a Canadian public company focused on the acquisition, exploration and development of uranium resources.  The Company’s exploration programs are headed by Keith Laskowski (MSc., VP Exploration), a designated Qualified Person (NI 43-101) and a geologist with over 25 years of exploration experience.  NCA has a pipeline of uranium projects, ranging from resource definition to grassroots exploration.  The Company is also exploring the Canyon Coin project, located on the north side of the Athabasca Basin and six uranium exploration projects in Wyoming and three projects in South Dakota.  The Company has three properties in southwest Nevada which are being examined and has acquired over 80,000 square kilometers of uranium prospecting concessions in Mali, West Africa.

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen K. Varshney ”

Praveen K. Varshney, CA

President

Contact:

Investor Relations

Phone 1-604-684-2181

info@northerncanadian.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cathedral Place, Suite 1304–925 West Georgia St.

Vancouver, BC  V6C 3L2  Canada

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@northerncanadian.ca   Website: www.northerncanadian.ca